InterOil Announces 2013 Results

Focus Now on LNG Partnership and Drilling Program

SINGAPORE and PORT MORESBY, Papua New Guinea, March 31, 2014 /PRNewswire/ -- InterOil Corporation (NYSE:IOC; POMSoX:IOC) (the "Company") announced today record revenues and products sold in its financial results for the full year ending December 31, 2013.

The year also resulted in new leadership at InterOil and agreement with Total S.A. of France to develop the multi-billion-dollar Elk-Antelope gas field in Papua New Guinea.

In March this year, InterOil also launched the start of a new US$300 million drilling program across four new petroleum prospecting licenses ("PPLs").

Front Rank of Asian Energy Companies
InterOil's Chief Executive, Dr. Michael Hession, said: "This past year was a milestone for InterOil. With new leadership and management, we moved quickly to bring greater stability to our operations in a way that would translate into improved performance and greater market confidence.

"Crucial to this was securing agreement with an oil major to develop on the Elk-Antelope gas field in Petroleum Retention License 15.

"In October 2013, the board approved InterOil's largest exploration and appraisal program and one of the biggest in Papua New Guinea's history. We then accelerated preparation for exploration wells on our PPLs so we could drill as soon as we received the government approval.

"In March this year, approval was given and we successfully acquired the rights to the same acreage as we previously held, for the next six years.

"In March this year, we closed the sales and purchase agreement with Total S.A. of France to develop Elk-Antelope as a multi-billion-dollar LNG project for Papua New Guinea.

"These developments, together with our oil refinery and distribution businesses, position InterOil among the front rank of Asian energy companies.

The Right Team at the Right Time
"To deliver on this potential and realize the value of these assets, we have assembled an experienced, talented management team. In the final months of the year, new senior executives stepped into roles that they would formally assume early in 2014.

"InterOil's growth and success depend heavily on the quality of this senior team to guide our exceptional staff and oversee our energy assets and I am confident that we now have the right team to realize InterOil's full potential.

"We also took significant steps to streamline our operations, bearing down on costs and rationalizing our offices and staffing. We announced the closure by the end of 2014 of our Cairns office, with the transfer of most functions to our office in Port Moresby. Though painful, it was important to align InterOil and ensure we focus our human and financial resources where they can have the greatest impact.

Operating Growth, Developing Growth, Future Growth
"These steps are integral to the strategy that I laid out on my appointment in July.

"This strategy has three horizons, detailing our vision to be a world-class company developing world-class resources with world-class people who have a passion for working together, doing good work and making a difference.

"Horizon One is operating growth: running an efficient and financially stable business, with capital to support investment, low costs, strong skills and capacity, and streamlined processes.

"Horizon Two is developing growth: monetizing our gas resources through partnerships with world-class operators.

"Horizon Three is future growth: investing in new exploration across frontier regions in Papua New Guinea and the region and being a partner or operator of choice for new ventures.

Cash in Hand to Pursue an Aggressive Drilling Program
"In short, we want to make the most of what we already have; turn probable opportunities into realities; and work our possibilities hard so they can become realities.

"This year, we took important steps towards each horizon. The business, at year's end, was stable, assets were being monetized, and we had scaled-up our exploration work.

"The receipt of $401 million as part of the completion of the Total agreement will leave us with a well-capitalized balance sheet to aggressively pursue our exploration program.

"We ended 2013 in excellent shape, and begin 2014 in a position to make InterOil the company its staff, management, shareholders, and other stakeholders, want it to be and know it can be."

Financial Highlights

  Financial and operating results for the fourth quarter and full year ended December 31, 2013, showed record revenues of $1,400 million (2012: $1,321 million) on the back of record total products sold of 9.4 MMbbls  (2012: 8.5 MMbbls), an 11% increase from the year before and the largest volume ever sold by the Company. This included a record throughput of 27,999 barrels per day (bbls/d) from the refinery (2012: 24,483 bbls/d) and 738 million liters of downstream sales (2012:753 million liters). At December 31, 2013, the Company continued to operate the only refinery in Papua New Guinea and was the largest downstream and retail distributor with 52 service stations, 18 depots and 12 aviation sites.
  During 2013, investments in development of Upstream and Midstream Liquefaction resulted in a net loss of $75.1 million (2012: net loss of $59.6 million). This was balanced by Corporate, Refining and Downstream collectively recording a net profit for the year of $34.7 million (2012: $61.2 million). The consolidated $40.4 million net loss compared to a $1.6 million profit in 2012 was mainly driven by the Papua New Guinea kina depreciating 13% against the US Dollar leading to a consolidated $41.2 million in exchange rate losses.
  At December 31, 2013, the Company had cash, cash equivalents and cash restricted totaling $115.2 million (December 31, 2012: $98.7 million), of which $53.2 million is restricted (December 31, 2012: $49.0 million). In addition, the Company had aggregate undrawn facilities of $308.0 million, including $150.0 million in relation to a Credit Suisse facility to fund the Company's current exploration program, and $158.0 million of working capital facilities to fund the operating business. The Company's gearing levels measured by the debt-to-capital ratio was 26% in December 2013 from 19% in December 2012.

Conference Call Information
The full text of the news release and accompanying financials are available on the company's website at www.interoil.com.

A conference call will be held on March 31, 2014, at 8:30 a.m. US Eastern time (8:30 p.m. Singapore) to discuss the financial and operating results, the development of PRL15, the new drilling program and as well as the company's outlook.

The conference call can be heard through a live audio web cast on the company's website at www.interoil.com or accessed by dialing (800) 230-1096 in the US, or +1-(612) 332-0107 from outside the US.

A replay of the broadcast will be available soon afterwards on the website.

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters

Quarters ended	2013				2012
($ thousands except per share data)	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31
Upstream	1,731	1,918	2,533	1,862	4,136	2,216	1,727	2,284
Midstream – Refining	353,749	251,725	289,300	305,172	301,925	274,671	236,006	302,310
Midstream – Liquefaction	181	-	20,089	-	-	-	-	-
Downstream	213,835	215,651	199,470	208,046	220,512	201,749	223,620	218,974
Corporate	31,832	31,714	36,201	34,923	37,552	26,880	24,742	24,757
Consolidation entries	(202,426)	(195,773)	(201,932)	(199,672)	(207,686)	(178,652)	(186,991)	(210,174)
Total revenues	398,902	305,235	345,661	350,331	356,439	326,864	299,104	338,151
Upstream	(19,974)	(2,842)	(19,478)	(1,311)	(873)	956	(5,730)	(6,374)
Midstream – Refining	10,246	(3,562)	840	12,701	12,370	13,417	(42,647)	18,933
Midstream – Liquefaction	87	2,550	19,850	(123)	192	11	672	(1,410)
Downstream	14,366	14,962	7,542	10,062	12,258	9,275	11,102	21,414
Corporate	6,055	13,446	1,745	10,044	14,133	9,841	9,975	9,188
Consolidation entries	(16,082)	(14,647)	(11,146)	(13,418)	(12,199)	(14,503)	(9,871)	(14,216)
EBITDA (1)	(5,302)	9,907	(647)	17,955	25,881	18,997	(36,499)	27,535
Upstream	(33,535)	(16,206)	(32,046)	(13,774)	(13,081)	(10,936)	(15,532)	(17,244)
Midstream – Refining	74	(11,074)	(4,675)	5,855	13,401	5,358	(32,969)	11,320
Midstream – Liquefaction	(430)	2,373	19,284	(681)	(394)	(573)	93	(1,969)
Downstream	9,237	9,435	4,346	6,005	7,716	5,626	6,045	13,195
Corporate	2,787	10,780	(1,701)	7,342	10,519	7,849	8,445	6,270
Consolidation entries	(2,946)	(1,626)	1,562	(744)	384	(1,988)	2,205	(2,136)
Net (loss)/profit	(24,813)	(6,318)	(13,230)	4,003	18,545	5,336	(31,713)	9,436
Net (loss)/profit per share (dollars)
Per Share – Basic	(0.51)	(0.13)	(0.27)	0.08	0.38	0.11	(0.66)	0.20
Per Share – Diluted	(0.51)	(0.13)	(0.27)	0.08	0.38	0.11	(0.66)	0.19

(1)	EBITDA is a non-GAAP measure and is reconciled to IFRS under the heading "Non-GAAP Measures and Reconciliation" in our MD&A filed on www.sedar.ca and with the SEC".

InterOil Corporation
Consolidated Balance Sheets
(Expressed in United States dollars)

		As at

	December 31,	December 31,	December 31,	January 1,
	2013	2012	2011	2011
	$	$ (revised) *	$ (revised) *	$ (revised) *

Assets
Current assets:
Cash and cash equivalents (note 5)	61,966,539	49,720,680	68,575,269	232,424,858
Cash restricted (note 7)	36,149,544	37,340,631	32,982,001	40,664,995
Short term treasury bills - held-to-maturity (note 7)	-	-	11,832,110	-
Trade and other receivables (note 8)	98,638,110	161,578,481	137,796,513	49,004,667
Derivative financial instruments (note 7)	-	233,922	595,440	-
Other current assets	1,054,847	832,869	862,049	498,302
Inventories (note 9)	158,119,181	194,871,339	171,071,799	127,137,360
Prepaid expenses	8,125,270	8,517,340	5,477,596	3,593,574
Total current assets	364,053,491	453,095,262	429,192,777	453,323,756
Non-current assets:
Cash restricted (note 7)	17,065,000	11,670,463	6,268,762	6,613,074
Plant and equipment (note 10)	244,383,962	255,031,257	246,031,378	225,166,865
Oil and gas properties (note 11)	584,807,023	510,669,431	362,852,766	255,294,738
Deferred tax assets (note 12)	48,230,688	63,526,458	35,965,273	28,477,690
Other non-current receivables (note 18)	29,700,534	5,000,000	-	-
Investments accounted for using the equity method (note 24)	17,557,838	-	-	-
Available-for-sale investments (note 13)	-	4,304,176	3,650,786	-
Total non-current assets	941,745,045	850,201,785	654,768,965	515,552,367
Total assets	1,305,798,536	1,303,297,047	1,083,961,742	968,876,123
Liabilities and shareholders' equity
Current liabilities:
Trade and other payables (note 14)	134,027,347	178,313,483	156,598,973	72,521,373
Income tax payable	17,087,974	11,977,681	4,085,137	955,074
Derivative financial instruments (note 7)	1,869,253	-	11,457	178,578
Working capital facilities (note 15)	36,379,031	94,290,479	16,480,503	51,254,326
Unsecured loan and current portion of secured loans (note 16)	134,775,077	31,383,115	19,393,023	14,456,757
Current portion of Indirect participation interest (note 17)	12,097,363	15,246,397	540,002	540,002
Total current liabilities	336,236,045	331,211,155	197,109,095	139,906,110
Non-current liabilities:
Secured loans (note 16)	65,681,425	89,446,137	26,037,166	34,813,222
2.75% convertible notes liability (note 21)	62,662,628	59,046,581	55,637,630	52,425,489
Deferred gain on contributions to LNG project (note 24)	-	5,191,101	4,700,915	4,694,936
Indirect participation interest (note 17)	7,449,409	16,405,393	34,134,840	34,134,387
Other non-current liabilities (note 18)	96,000,000	20,961,380	-	-
Asset retirement obligations (note 19)	4,948,017	4,978,334	4,562,269	-
Deferred tax liabilities (note 12)	-	-	1,889,391	-
Total non-current liabilities	236,741,479	196,028,926	126,962,211	126,068,034
Total liabilities	572,977,524	527,240,081	324,071,306	265,974,144
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 20)	953,882,273	928,659,756	905,981,614	895,651,052
Authorized - unlimited
Issued and outstanding - 49,217,242
(Dec 31, 2012 - 48,607,398)
(Dec 31, 2011 - 48,121,071)
2.75% convertible notes (note 21)	14,297,627	14,298,036	14,298,036	14,298,036
Contributed surplus (note 20)	26,418,658	21,876,853	25,644,245	16,738,417
Accumulated Other Comprehensive Income	4,541,913	25,032,953	29,380,882	9,261,177
Conversion options (note 17)	-	12,150,880	12,150,880	12,150,880
Accumulated deficit	(266,319,459)	(225,961,512)	(227,565,221)	(245,217,682)
Total equity attributable to owners of InterOil Corporation	732,821,012	776,056,966	759,890,436	702,881,880
Non-controlling interest	-	-	-	20,099
Total equity	732,821,012	776,056,966	759,890,436	702,901,979
Total liabilities and equity	1,305,798,536	1,303,297,047	1,083,961,742	968,876,123

See accompanying notes to the consolidated financial statements
* Revised to effect transition to IFRS 11 - Joint arrangements, refer note 2(c)(ii) for further information

InterOil Corporation
Consolidated Income Statements
(Expressed in United States dollars)

	Year ended

	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$ (revised)*	$ (revised)*

Revenue
Sales and operating revenues	1,395,698,906	1,308,051,816	1,106,533,853
Interest	81,699	247,882	1,356,122
Other	4,347,963	12,257,833	11,058,090
	1,400,128,568	1,320,557,531	1,118,948,065

Changes in inventories of finished goods and work in progress	(36,752,158)	23,799,540	43,934,439
Raw materials and consumables used	(1,222,760,734)	(1,242,987,054)	(1,064,866,361)
Administrative and general expenses	(37,664,297)	(40,576,580)	(40,188,605)
Derivative (losses)/gains	(6,157,231)	(4,229,190)	2,006,321
Legal and professional fees	(11,169,769)	(5,187,704)	(5,150,107)
Exploration costs, excluding exploration impairment (note 11)	(18,793,902)	(13,901,558)	(18,435,150)
Finance costs	(28,603,278)	(28,614,981)	(18,163,769)
Depreciation and amortization	(23,411,336)	(21,855,228)	(20,111,016)
Gain on conveyance of oil and gas properties (note 11)	500,071	4,418,170	-
Gain/(loss) on available-for-sale investment (note 13)	3,719,907	-	(3,420,406)
Foreign exchange (losses)/gains	(41,209,608)	(40,260)	25,031,788
Share of net profit/(loss) of joint venture partnership accounted for using the equity method (note 24)	2,275,090	(490,186)	(2,662,204)
	(1,420,027,245)	(1,329,665,031)	(1,102,025,070)
(Loss)/profit before income taxes	(19,898,677)	(9,107,500)	16,922,995

Income taxes
Current tax expense (note 12)	(13,453,725)	(15,883,469)	(5,512,842)
Deferred tax (expense)/benefit (note 12)	(7,005,545)	26,594,678	6,248,509
	(20,459,270)	10,711,209	735,667

(Loss)/profit for the period	(40,357,947)	1,603,709	17,658,662

(Loss)/profit is attributable to:
Owners of InterOil Corporation	(40,357,947)	1,603,709	17,652,461
Non-controlling interest	-	-	6,201
	(40,357,947)	1,603,709	17,658,662

Basic (loss)/profit per share	(0.83)	0.03	0.37
Diluted (loss)/profit per share	(0.83)	0.03	0.36
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	48,793,986	48,352,822	47,977,478
Diluted (Expressed in number of common shares)	48,793,986	49,357,256	49,214,190

See accompanying notes to the consolidated financial statements
* Revised to effect transition to IFRS 11 - Joint arrangements, refer note 2(c)(ii) for further information

InterOil Corporation
Consolidated Statements of Comprehensive Income
(Expressed in United States dollars)

	Year ended

	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$

(Loss)/profit for the period	(40,357,947)	1,603,709	17,658,662

Other comprehensive (loss)/income:
Items that may be reclassified to profit or loss:
Exchange (loss)/gain on translation of foreign operations, net of tax	(20,245,215)	(5,001,319)	20,527,270
(Loss)/gain on available-for-sale financial assets, net of tax	(245,825)	653,390	(407,565)
Other comprehensive (loss)/income for the period, net of tax	(20,491,040)	(4,347,929)	20,119,705
Total comprehensive (loss)/income for the period	(60,848,987)	(2,744,220)	37,778,367

Total comprehensive (loss)/income for the period is attributable to:
Owners of InterOil Corporation	(60,848,987)	(2,744,220)	37,772,166
Non-controlling interests	-	-	6,201
	(60,848,987)	(2,744,220)	37,778,367

See accompanying notes to the consolidated financial statements

InterOil Corporation
Consolidated Statements of Changes in Equity
(Expressed in United States dollars)

	Year ended

	December 31,	December 31,	December 31,
	2013	2012	2011
Transactions with owners as owners:	$	$	$
Share capital
At beginning of year	928,659,756	905,981,614	895,651,052
Issue of capital stock (note 20)	25,222,517	22,678,142	10,330,562
At end of year	953,882,273	928,659,756	905,981,614
2.75% convertible notes
At beginning of year	14,298,036	14,298,036	14,298,036
Conversion of convertible notes during the year (note 21)	(409)	-	-
At end of year	14,297,627	14,298,036	14,298,036
Contributed surplus
At beginning of year	21,876,853	25,644,245	16,738,417
Fair value of options and restricted stock transferred to share capital	(12,380,121)	(11,649,459)	(5,598,009)
Stock compensation expense	4,770,971	7,882,067	14,721,387
Gain on conversion of 2.75% convertible notes	75	-	-
Loss on buyback of non-controlling interest	-	-	(217,550)
Waiver of all remaining IPI conversion options (note 17)	12,150,880	-	-
At end of year	26,418,658	21,876,853	25,644,245
Accumulated Other Comprehensive Income
Foreign currency translation reserve
At beginning of year	24,787,128	29,788,447	9,261,177
Foreign currency translation movement for the year, net of tax	(20,245,215)	(5,001,319)	20,527,270
Foreign currency translation reserve at end of year	4,541,913	24,787,128	29,788,447
Gain/(loss) on available-for-sale financial assets
At beginning of year	245,825	(407,565)	-
(Loss)/gain on available-for-sale financial assets as a result of foreign currency translation, net of tax	(277,553)	449,413	(407,565)
(Loss)/gain on revaluation of available-for-sale financial assets, net of tax	(203,977)	203,977	-
Gain on disposal of available-for-sale financial assets, net of tax	235,705	-	-
Gain on available-for-sale financial assets at end of year	-	245,825	(407,565)
Accumulated other comprehensive income at end of year	4,541,913	25,032,953	29,380,882
Conversion options
At beginning of year	12,150,880	12,150,880	12,150,880
Transfer of balance to contributed surplus (note 17)	(12,150,880)	-	-
At end of year	-	12,150,880	12,150,880
Accumulated deficit
At beginning of year	(225,961,512)	(227,565,221)	(245,217,682)
Net (loss)/profit for the year	(40,357,947)	1,603,709	17,652,461
At end of year	(266,319,459)	(225,961,512)	(227,565,221)
Total InterOil Corporation shareholders' equity at end of year	732,821,012	776,056,966	759,890,436

Transactions with non-controlling interest
At beginning of year	-	-	20,099
Net profit for the year	-	-	6,201
Buyback of non-controlling interest	-	-	(26,300)
At end of year	-	-	-
Total equity at end of period	732,821,012	776,056,966	759,890,436

See accompanying notes to the consolidated financial statements

InterOil Corporation
Consolidated Statements of Cash Flows
(Unaudited, Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$ (revised) *	$ (revised) *

Cash flows generated from (used in):

Operating activities
Net (loss)/profit for the year	(40,357,947)	1,603,709	17,658,662
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	23,411,336	21,855,228	20,111,016
Deferred tax	15,295,770	(29,450,576)	(5,598,192)
Gain on conveyance of exploration assets	(500,071)	(4,418,170)	-
Accretion of convertible notes liability	3,617,760	3,408,951	3,212,141
Amortization of deferred financing costs	4,589,536	598,698	223,944
Timing difference between derivatives recognized and settled	2,103,175	350,061	(762,561)
Stock compensation expense, including restricted stock	4,770,970	7,882,067	14,721,387
Inventory write down	-	322,535	259,406
Accretion of asset retirement obligation liability	356,830	331,096	159,356
Non-cash settlement on PNGEI buyback	6,837,000	-	-
Gain on conversion of convertible notes	(500)	-	-
(Gain)/loss on Flex LNG investment	(3,719,907)	-	3,420,406
Share of net (profit)/loss of joint venture partnership accounted for using the equity method	(2,275,090)	490,186	2,662,204
Unrealized foreign exchange gain	(352,348)	(1,070,269)	(2,618,814)
Change in operating working capital
Increase in trade and other receivables	(21,273,999)	(43,579,657)	(54,630,047)
Decrease/(increase) in other current assets and prepaid expenses	170,092	(3,010,564)	(2,247,769)
Decrease/(increase) in inventories	30,610,288	(28,886,641)	(28,003,484)
Increase in trade and other payables	47,360,333	25,912,734	73,291,275
Net cash generated from/(used in) operating activities	70,643,228	(47,660,612)	41,858,930

Investing activities
Expenditure on oil and gas properties	(128,285,583)	(179,779,865)	(116,492,551)
Proceeds from IPI cash calls	29,942,167	3,497,542	749,794
Expenditure on plant and equipment	(25,951,297)	(30,855,107)	(36,874,794)
Proceeds from Pacific Rubiales Energy (conveyance accounted portion)	-	20,000,000	-
Maturity of/(investment in) short term treasury bills	-	11,832,110	(11,832,110)
Proceeds from disposal of/(acquisition of) Flex LNG Ltd shares, net of transaction costs	7,778,258	-	(7,478,756)
(Increase)/decrease in restricted cash held as security on borrowings	(4,203,450)	(9,760,331)	8,027,306
Change in non-operating working capital
Decrease/(increase) in trade and other receivables	5,000,000	5,000,000	(10,000,000)
(Decrease)/increase in trade and other payables	(17,744,539)	22,115,815	(6,399,657)
Net cash used in investing activities	(133,464,444)	(157,949,836)	(180,300,768)

Financing activities
Repayments of OPIC secured loan	-	(35,500,000)	(9,000,000)
(Repayments to)/proceeds from Mitsui for Condensate Stripping Plant	(34,375,748)	3,578,489	9,872,532
Proceeds from drawdown of Westpac secured loan	-	15,000,000	-
Repayments of Westpac secured loan	(12,857,000)	(2,143,000)	-
Proceeds from drawdown of BSP and Westpac secured facility (net of transaction costs)	33,835,101	-	-
Repayments of BSP and Westpac secured facility	(11,070,578)	-	-
Proceeds from drawdown of Credit Suisse secured facility (net of transaction costs)	93,042,488	-	-
Proceeds from Pacific Rubiales Energy for interest in PPL237 (net of transaction costs)	73,600,000	20,000,000	-
(Repayments of)/proceeds from working capital facility	(57,911,448)	77,809,976	(34,773,823)
(Repayments of)/proceeds from ANZ, BSP & BNP syndicated loan	(16,000,000)	95,924,091	-
Proceeds from issue of common shares, net of transaction costs	6,839,930	11,028,683	4,488,703
Payment on conversion of convertible notes	(1,546)	-	-
Net cash generated from/(used in) financing activities	75,101,199	185,698,239	(29,412,588)

Increase/(decrease) in cash and cash equivalents	12,279,983	(19,912,209)	(167,854,426)
Cash and cash equivalents, beginning of year	49,720,680	68,575,269	232,424,858
Exchange (losses)/gains on cash and cash equivalents	(34,124)	1,057,620	4,004,837
Cash and cash equivalents, end of year	61,966,539	49,720,680	68,575,269
Comprising of:
Cash on Deposit	31,738,440	49,086,353	18,487,116
Short Term Deposits	30,228,099	634,327	50,088,153
Total cash and cash equivalents, end of year	61,966,539	49,720,680	68,575,269

See accompanying notes to the consolidated financial statements
* Revised to effect transition to IFRS 11 - Joint arrangements, refer note 2(c)(ii) for further information

About InterOil
InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, exploration licenses covering about 16,000sqkm, Papua New Guinea's only oil refinery, and retail and commercial petroleum distribution facilities throughout the country. The company employs more than 1100 people and has its main offices in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor contacts for InterOil

Houston	Singapore
Wayne Andrews, Vice President Capital Markets	Don Spector, Chief Financial Officer
Wayne.Andrews@InterOil.com	Don.Spector@InterOil.com
Phone: +1-281-292-1800	Phone: +65-6507-0222

Meg LaSalle, Investor Relations Coordinator
Meg.LaSalle@InterOil.com
Phone: +1-281-292-1800

Media contacts for InterOil

John Hurst, Cannings
jhurst@cannings.net.au
Phone: +61 418 708 663

Forward Looking Statements
This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended 31 December 2013 on Form 40-F and its Annual Information Form for the year ended 31 December 2013. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.